Exhibit 99.1

Media Relations Contacts

Lucas van Grinsven - Corporate Communications - +31 40 268 3949 - Veldhoven, the Netherlands

Investor Relations Contacts

Craig DeYoung - Investor Relations - +1 480 383 4005 - Tempe, Arizona, USA

Franki D’Hoore - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

ASML announces 2012 Fourth Quarter and Full Year Results in line with guidance

ASML plans 2013 at sales level similar to 2012

VELDHOVEN, the Netherlands, January 17, 2013 - ASML Holding N.V. (ASML) today publishes 2012 fourth-quarter results and full year results:

	Q4 2012	Q3 2012	FY2012	FY2011
Net sales	1,023	1,229	4,732	5,651
…of which service and field option sales	257	229	930	767

New systems sold (units)	25	32	146	195
Used systems sold (units)	9	8	24	27

Net bookings, excluding EUV	667	831	3,312	2,909
Net bookings, excluding EUV (units)	32	33	144	134
ASP of booked systems, excluding EUV	20.9	25.2	23.0	21.7

Systems backlog, excluding EUV	1,214	1,340	1,214	1,733
Systems backlog, excluding EUV (units)	46	48	46	71

Gross margin	41.1	43.2	42.4	43.3

End-quarter cash and cash equivalents and short-term investments	2,698	6,159	2,698	2,732

Net income	298	275	1,146	1,467
EPS (in euro)	0.66	0.65	2.70	3.45
Adjusted EPS* (in euro)	0.73	0.67	2.80	3.45
(Figures in millions of euros unless otherwise indicated)

*	Adjusted EPS is a non-GAAP measure which adjusts EPS for the temporary share increase in Q4 and Q3 2012 due to the Customer Co-Investment Program.¹

Outlook

“2012 fourth-quarter and full year sales and profit came in as expected, making the year our second best ever. The high level of sales was mainly supported by the large 28-32 nanometer (nm) capacity investment made by the Foundry industry, while Memory capacity investments represented only 25 percent of total net sales, never really picking up, as its major driver, the PC business, shrunk compared to 2011. We plan net sales for 2013 at a similar level to that of 2012, with a slow Q1 start, recovering in Q2 and a relatively large second half. This full-year perspective is supported by two engines that are less dependent on macroeconomic circumstances: Firstly, there is a strategic technology transition need for very lithography-intensive 14-20 nm foundry and logic nodes, which will enable the next generation portable products, for which all semiconductor architecture leaders have designs pending and need initial capacity. Secondly, ASML will ship its first NXE:3300B EUV tool in Q2 targeting for a maximum of 11 potential shipments in 2013, representing a net sales value of around EUR 700 million. We are encouraged by the latest EUV development performance as we have now demonstrated a stable 40 Watts of EUV source power against a production target of 105 Watts. Also, the source design was tested successfully at up to 60 Watts for debris mitigation. Furthermore, the NXE:3300B first system has shown good overlay and imaging performance. We expect the DRAM and NAND Flash memory segments to continue investing at a minimum level in 2013, generating an upside revenue opportunity for ASML if the PC business picks up with good related Solid State Drive attach rates,” said Eric Meurice, President and Chief Executive Officer of ASML.

For the first quarter of 2013, ASML expects net sales of about EUR 850 million, gross margin of about 38 percent, R&D costs of EUR 185 million, other income of EUR 16 million which consists of contributions from participants of the Customer Co-Investment Program and SG&A costs of EUR 63 million including EUR 6 million in expenses related to the pending Cymer acquisition.

Fourth-Quarter Product Highlights

•	Our TWINSCAN NXT lithography system has achieved record matched machine overlay of less than 4 nm, a 2 nm improvement.

•

Holistic Lithography continued to expand and integrated metrology and feedback loops which enable shrink, reduce drift and improve yield contributed to record sales from service and field options of EUR 257 million.

•

In our EUV program, our NXE:3100 pre-production systems have exposed a cumulative total of more than 30,000 wafers at customer sites, enabling successful recipe development for the sub-14 nm Logic and 22 nm DRAM nodes, which may soon lead to additional orders for production systems for delivery targeted in 2014.

•

Imaging of the NXE:3300B, the system intended for high-volume manufacturing, continues to improve, shows excellent results down to 14 nm. The first NXE:3300B customer system is in final stage of test and qualification in our cleanroom in Veldhoven.

•

Progress towards an EUV light source powerful enough for high-volume manufacturing has been encouraging and steady: We have seen in the past quarter results from the first fully integrated EUV source with stable full-field expose power of up to 40 Watts with good dose control over extended time. This allows us to prepare initial shipments of the NXE:3300B and gives us confidence in the ability to implement improvements over time to power levels enabling 70 wafers per hour at customers mid-2014.

•	For our new 450mm development program, ASML is expanding the design team in line with the targeting of pre-production systems for 2016 and production for 2018

Cash return programs

Due to ASML’s strong financial position and operating cash flow prospects, we intend to continue to return excess cash to shareholders through increasing dividends and share buy back programs, thus supporting our shareholders in their continued investment in ASML.

ASML intends to again increase the dividend by 15 percent compared with last year. Therefore, we will submit a proposal to the 2013 Annual General Meeting of Shareholders (AGM) to declare a dividend in respect of 2012 of EUR 0.53 per ordinary share (for a total amount of approximately EUR 215 million), compared with a dividend of EUR 0.46 per ordinary share paid in respect of 2011. The proposed dividend represents 19.6 percent of earnings per share in 2012.

For regulatory reasons, ASML will not announce any new share buy back program before Cymer’s Extraordinary General Meeting of Shareholders, which will be held on 5 February 2013.

Additional information

•

In the fourth quarter, we announced the intended cash-and-stock acquisition of lithographic light source supplier Cymer. As part of the regulatory review process, clearance has been granted by the U.S. Committee on Foreign Investment in the United States (CFIUS) and German anti-trust authorities. We continue to expect the transaction to close in the first half of 2013.

•

In the fourth quarter ASML released EUR 119.5 million of its liability for unrecognized tax benefits after successful conclusion of tax audits in different jurisdictions, which resulted in a net tax benefit of EUR 115.8 million for the quarter. The release of the liability for unrecognized tax benefits almost completely offsets the income tax due over ASML’s earnings for the year.

•	SG&A of EUR 79.5 million reflected exceptional additional costs of EUR 14 million, related to the acquisition offer for Cymer.

About ASML

ASML is one of the world’s leading providers of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has 8,500 employees on payroll (expressed in full time equivalents), serving chip manufacturers in more than 55 locations in 16 countries. More information about our company, our products and technology, and career opportunities is available on our website: www.asml.com

Press Conference

A press conference hosted by CEO Eric Meurice and CFO Peter Wennink will be held at our office in Veldhoven at 11:00 AM Central European Time / 05:00 AM Eastern U.S. time. To listen to the press conference, access is available via www.asml.com

A presentation about 2012 fourth quarter and full year results is available on www.asml.com

A video statement of CFO Peter Wennink is available on www.asml.com

Investor and Media Conference Call

A conference call for investors and media will be hosted by CEO Eric Meurice and CFO Peter Wennink at 15:00 PM Central European Time / 09:00 AM Eastern U.S. time. Dial-in numbers are: in the Netherlands + 31 20 531 5871 and the US +1 646 254 3367 (US participants will have to quote the following confirmation code when dialing into the conference: 6663104). To listen to the conference call, access is also available via www.asml.com

A replay of the Investor and Media Call will be available on www.asml.com

2012 Annual Report

ASML will publish its 2012 annual report on Form 20-F, Statutory Annual Report and Remuneration Report on 13 February 2013. The reports will be published on our website at www.asml.com.

US GAAP and IFRS Financial Reporting

ASML’s primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting standard generally accepted in the United States. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets, and a reconciliation of net income and equity from US GAAP to IFRS as adopted by the EU are available on www.asml.com

In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of share-based payment plans, the accounting of income taxes and the accounting of reversal of inventory write-downs. ASML’s quarterly IFRS consolidated income statement, consolidated statement of cash flows, consolidated statement of financial position and a reconciliation of net income and equity from US GAAP to IFRS are available on www.asml.com

The consolidated balance sheets of ASML Holding N.V. as of December 31, 2012, the related consolidated statements of operations and consolidated statements of cash flows for the quarter ended December 31, 2012 as presented in this press release are unaudited.

Regulated Information

This press release, the US GAAP consolidated financial statements, the IFRS consolidated financial statements and the Statutory Interim Report published on www.asml.com comprise regulated information within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

Forward Looking Statements

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, including expected sales trends, expected shipments of tools, productivity of our tools, purchase commitments, IC unit demand, financial results, expected gross margin and expenses and statements about our plans to return funds to our shareholders. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, risks associated with our co-investment program, including whether the 450mm and EUV research and development programs will be successful and ASML’s ability to hire additional workers as part of the 450mm and EUV development programs, our ability to successfully complete acquisitions, including the Cymer transaction or the expected benefits of the Cymer transaction and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

The foregoing risk list of factors is not exhaustive. You should consider carefully the foregoing factors and the other risks and uncertainties that affect the business of ASML described in the risk factors included in ASML’s Annual Report on Form 20-F and other documents filed by ASML from time to time with the SEC. ASML disclaims any obligation to update the forward-looking statements contained herein.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed transaction will be submitted to the stockholders of Cymer for their consideration. In connection with the proposed transaction, Cymer has filed a proxy statement with the SEC and ASML has filed a registration statement on Form F-4 with additional information concerning the transaction, including a proxy statement/prospectus. CYMER STOCKHOLDERS ARE ADVISED TO READ THESE DOCUMENTS CAREFULLY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The proxy statement, the registration statement, and other documents containing other important information about Cymer and ASML filed or furnished to the SEC may be read and copied at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website, www.sec.gov, from which any electronic filings made by ASML and Cymer may be obtained without charge. In addition, investors and shareholders may obtain copies of the documents filed with or furnished to the SEC upon oral or written request without charge. Requests may be made in writing by regular mail by contacting ASML at the following address: De Run 6501, 5504 DR, Veldhoven, The Netherlands, Attention: Investor Relations, or by contacting Cymer at the following address: 17075 Thornmint Court, San Diego, CA, 92127, Attention: Investor Relations, +1 858 385 6097.

Cymer and ASML and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Cymer’s directors and executive officers and their ownership of Cymer common stock is available in Cymer’s proxy statement for its 2012 meeting of stockholders, as filed with the SEC of Schedule 14A on April 11, 2012. Information about ASML’s directors and executive officers and their ownership of ASML ordinary shares is available in its Annual Report on Form 20-F for the year ended December 31, 2011 and is available in the joint proxy statement/prospectus . Other information regarding the interests of such individuals as well as information regarding Cymer’s and ASML’s directors and officers is also set forth in the proxy statement/prospectus. These documents can be obtained free of charge from the sources indicated above.

¹	Adjusted EPS is calculated using the weighted average number of shares outstanding excluding the shares issued (in October and November 2012) to the participants in the Customer Co-Investment Program. EPS was calculated based on a weighted average basic number of shares of 452,452 thousand in Q4, 422,516 thousand in Q3, and 424,096 thousand for the full year 2012. Adjusted EPS was calculated based on an adjusted weighted average basic number of shares of 406,801 thousand in Q4, 409,229 thousand in Q3, and 409,340 thousand for the full year 2012. No adjustments were made to net income in calculating Adjusted EPS.